1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ____________.)

TSMC December 2007 Sales Report
Taiwan Semiconductor Manufacturing Company Limited January 10, 2008
SIGNATURES

TSMC December 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — January 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for December 2007: on an unconsolidated basis, sales were NT$29,120 million, a decrease of 3.4 percent from November 2007 and an increase of 30.1 percent over December 2006. Full-year sales for 2007 totaled NT$313,648 million, a decrease of 0.1 percent compared to 2006.
On a consolidated basis, net sales for December 2007 were NT$ 29,988 million, a decrease of 4.1 percent from November 2007 and an increase of 31.1 percent over December 2006. Full-year sales for 2007 totaled NT$322,631 million, an increase of 1.6 percent compared to 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
December	29,120	22,376	30.1
January through December	313,648	313,882	(0.1)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
December	29,988	22,871	31.1
January through December	322,631	317,407	1.6

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Dec. 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Dec.	Net sales	29,120,222	22,376,088
Jan.-Dec.	Net sales	313,647,644	313,881,635
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Dec.	Bal. as of period end
TSMC	100,254,974	—	—
TSMC’s subsidiaries	32,052,646	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Dec.	Bal. as of period end
TSMC	125,318,718	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	5,385,900	31,580,715	—	—
	Mark to Market Profit/Loss	(177,399)	(28,164)	—	—
Expired Contracts	Notional Amount	19,552,584	271,143,403	1,310,840	1,310,840
	Realized Profit/Loss	(89,249)	(595,654)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	—	—	—	—
	Mark to Market Profit/Loss	—	—	—	—
Expired Contracts	Notional Amount	333,656	—	—	—
	Realized Profit/Loss	2,127	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer